EXHIBIT 21

Name of Subsidiaries	Jurisdiction of Incorporation

Greenparts. Inc.	Delaware

Metal Max Recycling, LLC	Georgia

In accordance with Item 601(b)(21) of regulation S-K the registrant has omitted the names of particular subsidiaries because the unnamed subsidiaries, considered in the aggregate as a single subsidiary, that would not have constituted a significant subsidiary as of June 30, 2015.